AVAWATZ COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AvaWatz Company
Frisco, Texas

Opinion

We have audited the financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 18, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 390,734	$ 292,359
Accounts receivable, net	-	75,000
Prepaids and other current assets	57,152	-
Total current assets	**447,886**	**367,359**
Property and equipment, net	64,589	75,731
Intangible assets, net	-	599
Deferred Tax Assets	124,500	2,000
Total assets	**$ 636,975**	**$ 445,689**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 16,835	$ 5,200
Credit Card	10,727	4,912
Current portion of loan	4,189	21,520
Deferred revenue	-	100,000
Other current liabilities	168,637	142,178
Total current liabilities	**200,388**	**273,810**
Long term debt less current maturities	-	4,189
Total liabilities	**$ 200,388**	**$ 277,999**
STOCKHOLDERS' EQUITY		
Common Stock	16,065	10
Additional Paid In Capital	723,317	1,495
Retained earnings/(Accumulated Deficit)	(302,795)	166,185
Total stockholders' equity	**436,587**	**167,690**
Total liabilities and members' equity	**$ 636,975**	**$ 445,689**

See accompanying notes to financial statements.

AVAWATZ COMPANY

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	389,523	$	757,681
Cost of goods sold		223,485		416,855
Gross profit		166,038		340,826
Operating expenses				
Sales and marketing		163,011		-
General and administrative		594,433		266,696
Total operating expenses		757,444		266,696
Operating income/(loss)		(591,406)		74,130
Interest expense		143		335
Other Loss/(Income)		(69)		(29)
Income/(Loss) before provision for income taxes		(591,480)		73,824
Provision/(Benefit) for income taxes		(122,500)		8,000
Net income/(Net Loss)	**$**	**(468,980)**	**$**	**65,824**

See accompanying notes to financial statements.

(USD $ in Dollars, except per share data)	Common Stock		Additional Paid in Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity	
	Shares	Amount						
Balance—December 31, 2020	**5,000**	$ **5**	$	**1,495**	$	**100,361**	$	**101,861**
Issuance of Common Stock	5,000	5		-		-		5
Net income/(loss)	-	-		-		65,824		65,824
Balance—December 31, 2021	**10,000**	$ **10**	$	**1,495**	$	**166,185**	$	**167,690**
Issuance of Common Stock	16,055,000	16,055		721,822		-		737,877
Net income/(loss)	-	-		-		(468,980)		(468,980)
Balance—December 31, 2022	**16,065,000**	$ **16,065**	$	**723,317**	$	**(302,795)**	$	**436,587**

See accompanying notes to financial statements.

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(468,980)	$	65,824
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		18,830		18,724
Changes in operating assets and liabilities:				
Accounts receivable, net		75,000		(75,000)
Prepaids and other current assets		(57,152)		
Accounts payable		11,635		(1,846)
Credit Cards		5,815		3
Deferred revenue		(100,000)		(50,000)
Other current liabilities		26,458		28,467
Deferred Tax Assets		(122,500)		(2,000)
Net cash provided/(used) by operating activities		**(610,895)**		**(15,828)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(7,088)		-
Net cash used in investing activities		**(7,088)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		737,877		5
Repayment of Long-term debt		(21,519)		(21,327)
Net cash provided/(used) by financing activities		**716,358**		**(21,322)**
Change in cash		98,375		(37,150)
Cash—beginning of year		292,359		329,509
Cash—end of year	$	**390,734**	$	**292,359**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	143	$	335
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018, in the state of Massachusetts. On February 13, 2019 converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas.

AvaWatz is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions including clinical, military, and business decision support. Avawatz provides end-to-end private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $140,734 and $42,359, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Vehicles	7 years
Furnitures and fixtures	7 years

Intangible Assets

Intangibles include software that is amortized over the period of three years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its multiple solutions services including clinical, military, and business decision support to customers.

Cost of sales

Costs of goods sold include the cost of labor consultants, direct equipment, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $163,011 and $0, which is included in sales and marketing expenses.

Income Taxes

For the period from January 1, 2021 to September 30, 2021, the Company was an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

On October 1, 2021, the Company revoked the S corporation status for income tax purposes. For the period from October 1, 2021 to December 31, 2022, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The differences relate primarily to depreciable assets and current year accruals. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables, accrued revenue refers to income that has been collected but without fulfilling revenue recognition prerequisites while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Deposits	44,720	-
Subscription receivable	12,432	-
Total Other Current Liabilities	**57,152**	**-**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued expenses	150,147	126,114
Tax Payable	10,000	10,000
Payroll liabilities	8,490	6,064
Total Other Current Liabilities	**168,637**	**142,178**

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of software that is amortized over the period of three years.

Amortization expenses for software for the fiscal year ended December 31, 2022, and 2021 were in the amount of $599 and $1,198, respectively.

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer equipment	$ 41,554	$ 34,465
Furnitures and fixtures	5,337	5,337
Vehicles	69,072	69,072
Property and Equipment, at Cost	**115,963**	**108,874**
Accumulated depreciation	(51,374)	(33,143)
Property and Equipment, Net	**$ 64,589**	**$ 75,731**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $18,231 and $17,526, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares designated as $0.001 par value Common Stock. As of December 31, 2022, and December 31, 2021, 16,065,000 shares and 10,000 shares have been issued and are outstanding, respectively.

Preferred stock

The Company is authorized to issue 20,000,000 shares designated as $0.001 par value Preferred Stock. As of December 31, 2022, and December 31, 2021, no preferred shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During 2020, the Company entered into a vehicle loan agreement. The details of the Company's loans and the terms are as follows:

Debt Instrument Name	Principal Amount	Finance charge	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
BMW of Dallas -Vehicle Loan	$ 64,072	$ 915	20.7.2020	1.3.2023	$ 4,189	$ -	$ 4,189	$ 21,520	$ 4,189	$ 25,709
Total					$ 4,189	$ -	$ 4,189	$ 21,520	$ 4,189	$ 25,709

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$	4,189
2024		-
2025		-
Thereafter		-
Total	$	**4,189**

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

9. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

As of Year Ended December 31,	2022	2021
Current:		
Federal, state, and local	$ -	$ 10,000
Foreign	-	-
Total	**-**	**10,000**
Deferred		
Federal, state, and local	(122,500)	(2,000)
Foreign	-	-
Total non-current expense (benefit)	(122,500)	(2,000)
Total	$ **(122,500)**	$ **8,000**

Deferred tax assets (liabilities) comprised the following:

As of Year Ended December 31,	2022		2021	
Deferred Tax Assets:				
Accrued expenses	$	131,000	$	10,700
Deferred Tax Liabilities		-		-
Depreciation		(6,500)		(8,700)
Total	**$**	**124,500**	**$**	**2,000**

Since the Company expects to continue operating positively and no valuation allowance has been applied against deferred tax assets.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

On April 15, 2019, the Company entered into a membership lease agreement with The DallasEC DBA The Addison Treehouse, for an office space located in Addison, Texas. The lease terms are on a on month-to-month basis. Rent expenses were in the amount of $7,835 and $11,016 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 18, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.